Haoxi Health Technology Ltd

Room 801, Tower C, Floor 8

Building 103, Huizhongli

Chaoyang District, Beijing

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Nicholas Nalbantian

June 11, 2025

Re:	Haoxi Health Technology Ltd
Registration Statement on Form F-3, as amended
Originally Filed May 30, 2025
File No. 333-287686

Dear Mr. Nalbantian:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Haoxi Health Technology Ltd hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:00 p.m. ET on June 13, 2025, or as soon as thereafter practicable.

Very truly yours,

Haoxi Health Technology Ltd

By:	/s/ Zhen Fan
	Name:	Zhen Fan
	Title:	Chief Executive Officer

cc:	Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC